UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Redwood Real Estate Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

Telephone Number (including area code):

414-299-2270

Name and address of agent for service of process:

Terrance P. Gallagher
Redwood Real Estate Income Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

with a copy to:

Joshua B. Deringer, Esquire
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes                 ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Beaufort in the State of South Carolina, as of the 22nd day of December, 2022.

Redwood Real Estate Income Fund

By:	/s/ James Cornelius
Name:	James Cornelius
Title:	Trustee

Attest:	/s/ Mackenzie Johnson
Name:	Mackenzie Johnson